Filing pursuant to Rule 424(b)(2)
Registration Statement No. 333-75976

PROSPECTUS

1,891,526 Shares of Common Stock

575,000 Shares of Common Stock Underlying Warrants

1,142,034 Shares of Common Stock Underlying Series A Preferred Stock

1,223,289 Shares of Common Stock Underlying Series B Preferred Stock

RIBOZYME PHARMACEUTICALS, INC.

           This prospectus relates solely to the resale of:

•	1,891,526 shares of our common stock currently issued and outstanding;

•	1,142,034 shares of our common stock issuable upon the conversion of shares of Series A Preferred Stock;

•	1,223,289 shares of our common stock issuable upon the conversion of shares of our Series B Preferred Stock. The shares of our Series B Preferred Stock are issuable upon the conversion of a convertible promissory note; and

•	575,000 shares of our common stock issuable upon the exercise of our warrants.

           We sold the securities to the selling stockholders listed on page 9 of this prospectus in two separate private placement transactions.

          The selling stockholders may sell these shares from time to time in transactions on the Nasdaq National Market, on one or more exchanges, in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares or through a combination of these methods. The selling stockholders may sell the shares at market prices prevailing at the time of sale or at negotiated prices.

          We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. We have agreed to bear the expenses incurred in connection with the registration of these shares. The selling stockholders will pay or assume brokerage commissions or similar charges incurred in the sale of these shares of common stock.

          Our common stock is traded on the Nasdaq National Market under the symbol “RZYM.” On December 19, 2001, the closing price for the common stock as reported by Nasdaq was $4.05 per share.

Investing in our common stock involves risks. See “Risk Factors” starting on page 3.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 26, 2001

TABLE OF CONTENTS

Page

THE COMPANY
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE	1 3 9 9 10 12 12 12 13 13

THE COMPANY

          The following discussion may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. Our actual results could differ materially from those projected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Risk Factors,” as well as those discussed elsewhere in this prospectus or in documents incorporated by reference herein, including any amendments or supplements hereto. We undertake no obligation to release publicly the results of any revisions to these forward-looking statements to reflect events or circumstances arising after the date hereof.

          Following is a short summary of our business. You should read carefully our Annual Report on Form 10-K for the year ended December 31, 2000 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2001, which are incorporated herein by this reference, for more information on our business.

           We are developing a new class of therapeutics.

          We are developing a new class of therapeutics based on engineered molecules called ribozymes. A ribozyme is a sequence of nucleotides that has binding sequences along with a catalytic core capable of cleaving a specific RNA molecule, including mRNA and viral RNA. Ribozymes act as “molecular scissors” by cutting RNA molecules into two ineffective strands, thereby preventing protein production. Since, in principle, ribozymes can be applied to any RNA, we have the potential to develop ribozymes as an entirely new class of therapeutic agents.

          Ribozymes have potentially significant advantages over traditional drugs.

           Ribozymes have potentially significant advantages over traditional approaches to treat a disease including the following:

•	Broad Applicability. All diseases for which a gene can be identified as a cause or an essential contributing factor are potentially treatable with ribozyme drugs.

•	High Selectivity. Side effects associated with traditional drugs may be reduced or avoided by using ribozymes designed to attach to and cut only a targeted RNA. Because of this selectivity, only the function of the targeted genetic sequence is affected; other molecules and gene functions are not altered.

•	Destruction of Target. As compared to most drugs which only temporarily prevent targeted gene function, ribozymes destroy the target RNA and stop the associated protein production.

          We are developing drugs that address significant and unmet medical needs.

           We are currently in clinical development and pre-clinical testing for the following four product candidates:

•	ANGIOZYME, to treat solid tumor cancers (colorectal, renal cell, lung, breast and melanoma), which account for over 550,000 new cancer cases and nearly 300,000 deaths per year in the United States. We are developing ANGIOZYME in collaboration with Chiron Corporation. During the first three quarters of 2001, we initiated Phase II clinical trials in metastatic breast and colorectal cancer.

•	HEPTAZYME, to treat chronic Hepatitis C, is being developed solely by us. There are over 3.9 million chronically infected persons in the United States and over 170 million worldwide. Hepatitis C infects approximately 50,000 people and has over 10,000 deaths associated with it each year in the United States. We initiated a Phase II clinical trial for HEPTAZYME during the fourth quarter of 2001.

•	HERZYME, to treat breast and other cancers, which we are developing in collaboration with Elan Corporation plc and its affiliates. We recently filed an Investigational New Drug application, an IND, for HERZYME in Canada and we began a Phase I clinical trial during the third quarter of 2001.

•	HepBzyme, for the treatment of Hepatitis B, which is in pre-clinical testing.

          We believe our patent-protected technology platform can provide continuous flow of new products.

          Our proprietary technology enables us to design ribozymes against many validated disease targets and to quickly move from target identification to pre-clinical development, thereby providing a continuous flow of new products. Our technology is protected by over 150 issued or allowed patents worldwide, which we own or have exclusive licenses to and by more than 100 patent applications pending worldwide.

          Also, we believe our extensive knowledge, broad experience and strong intellectual property position in the field of nucleic acid technology will continue to allow us to take advantage of additional opportunities in the area of drug discovery and development.

          We used ribozymes for target discovery and validation to help companies in the life science industry to identify genes that cause or contribute to human disease. In 1998, we decided to focus on the therapeutic potential of ribozymes and transferred our target discovery and validation technology to a newly-formed German company, Atugen, in exchange for a significant equity interest. Currently, we own a 31.6% interest in Atugen.

          In addition, ribozymes have shown applicability in the area of molecular diagnostics. On May 9, 2001, we entered into a collaborative agreement with Archemix, a privately-held company whose primary technology, RiboReporters, incorporates allosteric ribozymes or ribozymes that are active only in the presence of a specific molecule. This technology allows researchers to detect individual molecules in complex mixtures, facilitating the discovery and validation of new drug targets. Under the terms of our agreement with Archimex, we granted to Archemix certain licenses and sublicenses to our intellectual property covering the allosteric ribozyme technology in exchange for an equity position in Archemix and a seat on both Archemix’s Board of Directors and its Scientific Advisory Board. We also received a license to Archemix’s intellectual property covering allosteric ribozymes for use in molecular diagnostic applications.

RECENT DEVELOPMENTS

           On July 1, 2001, Howard W. Robin, our President and former Chief Operating Officer succeeded Ralph E. Christoffersen to the position of Chief Executive Officer. Mr. Robin, was elected to the Board of Directors on March 29, 2001. Mr. Robin joined us in January 2001 after 21 years at Berlex Laboratories where he served as Corporate Vice President and General Manager, Therapeutics. Ralph E. Christoffersen is now Chairman of the Board of Directors.

          On June 11, 2001, we announced the appointment of Marvin Tancer to the position of Chief Financial Officer and Vice President of Operations effective July 1, 2001. Mr. Tancer joined us with 19 years of pharmaceutical, financial and operations experience.

          On May 9, 2001, we announced a strategic alliance with Archemix, that will allow both companies to capitalize on reciprocal intellectual property in the field of proteomics and molecular diagnostics. We cross –licensed intellectual property covering allosteric ribozymes and we received an equity position in Archemix.

          On February 8, 2001, and June 21, 2001, we and Chiron initiated Phase II clinical trials evaluating the clinical activity of ANGIOZYME in metastatic breast and colorectal cancer.

          On October 8, 2001, we initiated a Phase II clinical trial with HEPTAZYME, our product candidate for the treatment of Hepatitis C.

          On August 29, 2001, we and Elan began a Phase I clinical trial with HERZYME in breast cancer patients.

          Our corporate headquarters are located at 2950 Wilderness Place, Boulder, Colorado 80301, and our telephone number is (303) 449-6500. Our website address is www.rpi.com. Information contained on our website does not constitute part of this prospectus.

           ANGIOZYME™, HEPBZYME™, HEPTAZYME™, and HERZYME™are our trademarks.

RISK FACTORS

          You should consider carefully the following risk factors and all other information contained in this prospectus, any prospectus supplement and the documents we incorporate by reference herein before purchasing our securities. Investing in our securities involves a high degree of risk. Any of the following risks could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.

          We are a biotechnology company in the early stage of development and have only a limited operating history for you to review in evaluating our business and prospects.

          Our ribozyme technology is in an early stage of development and represents a new and unproven approach to therapeutic products. There can be no assurance that our technologies will enable us or any of our collaborators to discover and develop therapeutic products.

          All of our products are in early stages of development, have never generated any sales and require extensive testing before commercialization. We do not expect any of our product candidates to be commercially available for at least four years. You must consider, based on our limited history, our ability to:

•	obtain the financial resources necessary to develop, test, manufacture and market products;

•	engage corporate partners to assist in developing, testing, manufacturing and marketing our products;

•	satisfy the requirements of clinical trial protocols, including patient enrollment;

•	establish and demonstrate the clinical efficacy and safety of our products;

•	obtain necessary regulatory approvals; and

•	market our products to achieve acceptance and use by the medical community in general.

           We have a history of losses, expect future losses and cannot assure you that we will ever become or remain profitable.

          We have incurred significant losses and have had negative cash flows from operations since inception. To date, we have dedicated most of our financial resources to research and development and general and administrative expenses. We have funded our activities primarily from sales of our stock, revenues we receive under research and development agreements, and lines of credit. As of September 30, 2001, our accumulated deficit was $140 million.

          We expect to incur losses for at least the next several years because we plan to spend substantial amounts on research and development of our products, including preclinical studies and clinical trials, and, if we obtain necessary regulatory approvals, on sales and marketing efforts.

          We depend upon our collaborative relationships and our collaborators have rights under these agreements which if exercised could impair our ability to develop our products and our operating results.

          Engaging corporate partners and other third parties to develop, test and manufacture our initial products has been, and is expected to continue to be, a key element of our strategy. Our current partners, Chiron Corporation and Elan Corporation, plc, have the right to terminate unilaterally our existing agreements or to discontinue funding their share of product development expenses. If any of our current partners were to terminate its funding of the development of a particular product, we may not have the right to continue development of that product on our own.

          In addition, there are many aspects of our collaborations that have been and will continue to be outside of our control including:

•	decisions by our collaborators to extend or renew our agreements and relationships;

•	the pace of development of our products including the achievement of performance milestones;

•	development by our collaborators of competing technologies or products;

•	exercise by our collaborators of marketing or manufacturing rights; and

•	the loss of our rights to products or the profits from our products if we are unable to fund our share of development costs.

           We have granted exclusive rights to certain of our collaborators to products targeting specific gene sequences which could delay development of those products and prevent us from entering into other collaborative agreements.

          Under our current collaborations, up to an aggregate of 50 targets may be reserved at any time by our collaborators. Development of the products subject to these exclusivity provisions is out of our control. These products will not be available to us during the exclusivity term either to develop internally or in collaboration with third parties.

          Some of our collaborators have the right to reserve exclusive rights to specified products for a period of time, even if they are not developing those products. Also, many of our collaboration agreements require us to offer our collaborators a right of first offer for certain targets and products.

          Because we must obtain regulatory approval to market our products in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our products.

          The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether regulatory clearance will be obtained for any product we develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the Food and Drug Administration, the FDA. Satisfaction of regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product, and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

          Before commencing clinical trials in humans, we must submit and receive approval from the FDA of an IND. Clinical trials are subject to oversight by institutional review boards and the FDA and:

•	must be conducted in conformity with the FDA's good laboratory practice regulations;

•	must meet requirements for institutional review board oversight;

•	must meet requirements for informed consent;

•	must meet requirements for good clinical practices;

•	are subject to continuing FDA oversight;

•	may require large numbers of test subjects; and

•	may be suspended by us or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND or the conduct of these trials.

          Before receiving FDA clearance to market a product, we must demonstrate that the product is safe and effective on the patient population that will be treated. Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory clearances. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.

          Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our potential products or us. Additionally, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

          If regulatory clearance of a product is granted, this clearance will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and efficacious. We cannot ensure that any compound developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all the applicable regulatory requirements needed to receive marketing clearance.

          Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks associated with FDA clearance described above.

           We are involved in pending litigation and cannot at this time predict the ultimate outcome or possible loss that could result from that litigation.

          We are a defendant in a lawsuit brought as a class action on behalf of purchasers of our common stock on November 16 and 17, 1999. The lawsuit alleges the defendants violated certain federal securities laws based upon an allegedly misleading announcement made on November 15, 1999. The case is pending in the United States District Court, District of Colorado. The discovery phase has been completed and both defendants and plaintiffs have filed motions for summary judgment. Trial to a jury has been scheduled to commence on July 2, 2002. We believe that the suit is without merit and we intend to defend ourselves vigorously against the allegations. We cannot predict the ultimate outcome or losses, if any, which may result from this litigation.

          If we cannot obtain additional financing, we may have to dilute your interest, curtail our research and development, relinquish our rights to some or all of our products or declare bankruptcy.

          Our existing financial resources and expected revenues from our collaborations should be sufficient to meet our operating and capital requirements through mid-2002; however, we may have to raise substantial additional capital thereafter if:

•	changes in our research and development plans cause unexpected large future expenditures; or

•	changes in our collaborative relationships cause a significant reduction in our expected revenues from our collaborations.

          If we raise funds by selling more stock, your ownership share in us will be diluted. We may grant future investors rights superior to those of the securities that you are purchasing. In addition, we do not know if additional funding will be available or on acceptable terms when needed.

          Our products require materials that may not be readily available or cost effective, which may adversely affect our competitive position or profitability.

          The products we are developing are new chemical entities which are not yet available in commercial quantities. Raw materials necessary for the manufacture of our products may not be available in sufficient quantities or at a reasonable cost in the future. Therefore, our products may not be available at a reasonable cost in the future. In January 2000, we entered into an agreement with Avecia Limited to manufacture ribozyme products for us based on technology we licensed to them. Delays or failures in obtaining raw materials or in product manufacturing, including deliveries from Avecia, could delay our product submission for regulatory approval and our initiation of new development programs which could, in turn, materially impair our competitive position and potential profitability.

          There is a significant degree of uncertainty relating to our patents that could cause us to incur substantial costs and delays as a result of proceedings and litigation regarding patents and other proprietary rights. The ultimate result of any patent litigation could be the loss of some or all patent protection for the patent involved.

          Our basic patents, the Cech patents, unless extended, expire in 2008 in the United States and in 2007 in Europe and Japan. Although our license to these patents extends through the expiration of the Cech patents or any extensions thereof, our licensor preserves the right to terminate our license before such time under certain circumstances. We have received approval of some additional patent applications covering various aspects of the ribozyme technology, and we have filed patent applications for other improvements and modifications which have not yet been approved.

          We cannot be certain that the named inventors of subject matter claimed by our patents and patent applications were the first to invent or the first to file patent applications for these inventions.

          Furthermore, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Existing or future patents may be challenged, successfully invalidated, found to be unenforceable, infringed upon, or circumvented by others so that our patent rights would not create an effective competitive barrier. We also cannot assure you that the scope of our issued patents will be sufficiently broad to offer meaningful protection against competitive products. We have filed documents in opposition of two patents granted to a competitor in Europe. Competitors have filed documents in opposition of our Cech patents in Europe and Japan. The patent opposition in Japan has been resolved in our favor. The European opposition proceeding is in progress. However, at the oral proceedings in July 2000, the European Opposition Division found no grounds for revoking the Cech patents but decided to clarify the scope of the claims to cover self-splicing intervening sequence derived ribozymes.

          We may not have identified all United States and foreign patents that pose a risk of infringement. We may be forced to litigate if an intellectual property dispute arises.

          This litigation could be extremely expensive. Proceedings and litigation involving our patents or patent applications also could result in adverse findings about:

•	the patentability of our inventions and product candidates; or

•	the enforceability, validity or scope of protection provided by our patents.

          As discussed above, our competitors have taken the position in patent oppositions and elsewhere that our patents are invalid or that our activities infringe on their patent rights. While we do not believe we are infringing on the patent rights of our known competitors, we may have to incur substantial costs if litigation is brought against us by these competitors.

          The manufacture, use or sale of our products may infringe on the patent rights of others.

          If we are unable to avoid infringing another party’s patent rights, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, do not successfully defend an infringement action or are unable to have infringed patents declared invalid, we may:

•	incur substantial monetary damages;

•	encounter significant delays in marketing our products; and

•	be unable to participate in the manufacture, use or sale of products or methods of treatment requiring licenses.

          In addition, we regularly enter into agreements to in-license technologies and patent rights. Should we fail to comply with the terms of those license agreements, including payment of any required maintenance fees or royalties, we would lose the rights to those technologies and patents.

           Disclosure of our trade secrets could hurt our competitive position.

          Because trade secrets and other unpatented proprietary information are critical to our business, we attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. In addition, third parties may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights.

          We lack sales and marketing experience and will rely upon third parties to market our products which will result in a loss of control over the marketing process.

          We intend to rely on third parties with established direct sales forces to market, distribute and sell many of our products. These third parties may have significant control over important aspects of the commercialization of our products, including market identification, marketing methods, pricing, sales force recruitment and management and promotional activities. We may be unable to control the actions of these third parties. We may be unable to make or maintain arrangements with third parties to perform these activities on favorable terms.

          Our success may depend on third-party reimbursement of patients’ costs for our products which could result in price pressure or reduced demand for our products.

          Our ability to market products successfully will depend in part on the extent to which various third parties are willing to reimburse patients for the costs of our products and related treatments. These third parties include government authorities, private health insurers and other organizations, such as health maintenance organizations. Third-party payors are increasingly challenging the prices charged for medical products and services. Accordingly, if less costly drugs are available, third-party payors may not authorize or may limit reimbursement for our products, even if our products are safer or more effective than the alternatives. In addition, the trend toward managed healthcare and government insurance programs could result in lower prices and reduced demand for our products. Cost containment measures instituted by healthcare providers and any general healthcare reform could affect our ability to sell our products and may have a material adverse effect on us. We cannot predict the effect of future legislation or regulation concerning the healthcare industry and third-party coverage and reimbursement on our business.

           You could experience substantial dilution in the future.

        You could experience dilution in the net tangible book value of the stock held by you upon:

•	the exercise by holders of outstanding options and warrants;

•	the conversion by Schering AG of outstanding debt into shares of our common stock;

•	the conversion by Elan of shares of our Series A Preferred Stock into a maximum of 1,200,000 shares of our common stock; or

•	the conversion by Elan of our outstanding note into Series B Preferred Stock which is currently convertible into approximately 1,223,289 shares of our common stock.

           Our common stock has limited trading volume and a history of volatility which could impair your investment.

          You may be unable to sell securities you purchase from us at the time or price desired. The market price of our common stock has fluctuated dramatically in recent years. The trading price of our common stock may continue to fluctuate substantially due to:

•	quarterly variations in our operating results;

•	our ability to raise additional funds;

•	changes in the status of our corporate collaborative agreements;

•	changes in earnings estimates by market research analysts;

•	clinical trials of products;

•	research activities, technological innovations or new products by us or our competitors;

•	developments or disputes concerning patents or proprietary rights;

•	purchases or sales of our stock by our executive officers, directors or substantial holders of our common stock;

•	timing or denial by the FDA of clinical trial protocols or marketing applications;

•	securities class actions or other litigation; and

•	changes in government regulations.

          These fluctuations have sometimes been unrelated to our operating performance. As a result, the value of your shares could vary significantly from time to time. The historical trading volume of our common stock has been limited. After this offering, an active public market for the common stock may not develop or be sustained.

          Both our corporate documents and Delaware law have anti-takeover provisions that may discourage transactions involving actual or potential changes of control at premium prices.

           Our corporate documents:

•	require procedures to be followed and time periods to be met for any stockholder to propose matters to be considered at annual meetings of stockholders, including nominating directors for election at those meetings; and

•	authorize our Board of Directors to issue up to 5,000,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board of Directors may determine.

          In addition, we are subject to provisions of the Delaware General Corporation Law that may make some business combinations more difficult. Accordingly, transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common stock may be discouraged or more difficult for our company than for other companies organized in other jurisdictions.

USE OF PROCEEDS

          We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

SELLING STOCKHOLDERS

          We are registering the shares covered by this prospectus on behalf of Elan International Services, Ltd., a Bermuda exempted limited liability company, EIS, and Elan Pharmaceutical Investments II, Ltd., a Bermuda exempted limited liability company, EPIL II. We are registering the shares to permit the selling stockholders, and their respective pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus, to resell the shares.

          Pursuant to a securities purchase agreement, dated as of December 21, 2001, between our company and EIS, EIS acquired: (1) 750,000 shares of our common stock and (2) a warrant to acquire up to 75,000 shares of our common stock at an exercise price of $5.00 per share.

          Pursuant to a securities purchase agreement, dated as of January 7, 2000, between our company and EIS, EIS acquired: (1) 641,026 shares of our common stock, (2) a warrant to acquire up to 200,000 shares of our common stock at an exercise price of $15.00 per share, (3) a warrant to acquire up to 300,000 shares of our common stock at an exercise price of $20.00 per share and (4) 12,015 shares of our Series A Preferred Stock (which is convertible into approximately 801,000 shares of common stock, excluding accrued dividends). As consideration therefor, EIS paid our company $17,015,000. In addition, EIS purchased a convertible promissory note in the maximum outstanding principal amount of $12,015,000, under which EIS may convert the outstanding principal balance and accrued interest into shares of our Series B Preferred Stock, which in turn is convertible into shares of our common stock. Based upon the amounts drawn by our company under the convertible promissory note, the principal outstanding and interest accrued could be converted (through subsequent conversion of shares of our Series B Preferred Stock) into approximately 1,223,289 shares of common stock, including accrued interest. In May 2001, pursuant to the terms of the securities purchase agreement, EIS acquired an additional 500,500 shares of our common stock.

          In June 2000, EIS transferred ownership of 641,026 shares of our common stock, the warrant to acquire up to 200,000 shares of our common stock and the warrant to acquire up to 300,000 shares of our common stock to EPIL II.

          The following table sets forth information known to us with respect to beneficial ownership of our common stock as of December 26, 2001 by the selling stockholders. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that any selling stockholder (and their respective pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer) may offer under this prospectus. The following table assumes that the selling stockholders sell all of their respective shares registered for sale under this prospectus. The selling stockholders may sell some, all or none of their respective shares. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.

          In the following table, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares beneficially owned by a selling stockholder and the percentage ownership, we include any shares as to which any selling stockholder has sole or shared voting power or investment power, as well as any shares of common stock subject to options, warrants or other derivative securities or convertible preferred stock held by such selling stockholder that are currently exercisable or exercisable within 60 days after December 26, 2001. We would not consider these shares underlying options, warrants and other derivative securities outstanding on computing the percentage ownership of any other person, however. To our knowledge, each selling stockholder has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by it in the table below. The percentage of shares owned in the following table does not include the 1,142,034 shares of common stock issuable upon conversion of the Series A Preferred Stock as such stock may not be converted occur until a date that is later than 60 days after December 26, 2001; provided, however, that such conversion may be accelerated upon the occurrence of a merger, consolidation or similar transaction involving our company.

                                      Shares Beneficially Owned                       Shares Beneficially Owned
                                          Prior to Offering                               After Offering
                                          -----------------                              --------------
                                                                  Number of Shares
Name                                Number            Percent      Being Offered      Number       Percent
----                                ------            --------     -------------      ------       -------

Elan International Services, Ltd.   2,548,789         12.44%(2)     2,548,789           0            0.0%
(1)

Elan Pharmaceutical Investments     1,141,026         5.79%(4)      1,141,026           0            0.0%
II, Ltd. (3)

_____________

(1)	Elan International Services, Ltd. is an indirect wholly-owned subsidiary of Elan Corporation, plc., an Irish public limited company.
(2)	Denominator used in calculating the percentage ownership of EIS is the sum of: (a) 19,191,166 shares of common stock outstanding, (b) 1,223,289 shares of common stock issuable upon conversion of the principal outstanding and interest accrued on the convertible promissory note (assuming conversion into shares of Series B Preferred Stock and subsequent conversion into shares of common stock) and (c) 75,000 shares of common stock issuable upon exercise of warrants held by EIS. Percentage ownership includes: (a) 19,191,166 shares of common stock outstanding, (b) exercise of the warrant to acquire 200,000 shares of common stock and (c) exercise of the warrant to acquire 300,000 of common stock.
(3)	Elan Pharmaceutical Investments II, Ltd. is an indirect wholly-owned subsidiary of Elan Corporation, plc.
(4)	Denominator used in calculating the percentage ownership of EPIL II is the sum of: (a) 19,191,166 shares of common stock outstanding, (b) 200,000 shares of common stock issuable upon exercise of warrants held by EPIL II and (c) 300,000 shares of common stock. Issuable upon exercise of additional warrants held by EPIL II.

PLAN OF DISTRIBUTION

           The selling stockholders may sell the shares at any time and from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on the Nasdaq National Market, on one or more exchanges, in the over-the-counter market or otherwise. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The selling stockholders may sell their respective shares in one or more of, or a combination of:

•	a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus,

•	an exchange distribution in accordance with the rules of an exchange,

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers,

•	put or call option transactions relating to the shares or through short sales of shares, and

•	privately negotiated transactions.

           To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

•	the name of the selling stockholder and of the participating broker-dealer(s),

•	the number of shares involved,

•	the price at which the shares were sold,

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable

•	that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	other facts material to the transaction.

           From time to time, a selling stockholder may transfer, pledge, donate or assign its shares of common stock to lenders or others and each of such persons will be deemed to be the "selling stockholder" for purposes of this prospectus. The number of shares of common stock beneficially owned by such selling stockholder will decrease as and when it takes such actions. The plan of distribution for a selling stockholder's shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be a selling stockholder hereunder. Upon being notified by a selling stockholder that a donee, pledgee, transferee or assignee intends to sell more than 500 shares, we will file a supplement to this prospectus.

           The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with a selling stockholder. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

           In effecting sales, broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from such selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or such selling stockholder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because a selling stockholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, such selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised that it has not entered into any agreements, understanding or arrangements with any underwriters or broker-dealers regarding the sale of its securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

           The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification is available and is complied with.

           Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect of our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

           We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against specified liabilities, including specified liabilities under the Securities Act. We have agreed to maintain the effectiveness of this registration statement until the date on which the shares may be resold by non-affiliates of our company without registration by reason of Rule 144(k) under the Securities Act or any other rule of similar effect. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

LEGAL MATTERS

           For purposes of this offering, Stroock & Stroock & Lavan, LLP, New York, New York, will pass upon the legality of the securities being offered by this prospectus for Ribozyme Pharmaceuticals, Inc.

EXPERTS

           The financial statements of Ribozyme Pharmaceuticals, Inc., appearing in Ribozyme Pharmaceuticals, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

           This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. Forward-looking statements can typically be identified by the use of forward-looking words, such as "may," "will," "could," "project," "believe," anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts," and the like. These statements appear in a number of places in this prospectus and include statements regarding our intentions, plans, strategies, beliefs or current expectations and those of our directors or our officers with respect to, among other things:

•	our financial prospects;

•	our financing plans;

•	trends affecting our financial condition; or

•	operating results; and

•	our strategies for growth, operations, and

•	product development and commercialization.

           Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus, or incorporated by reference, identifies important factors that could cause such differences.

WHERE YOU CAN FIND MORE INFORMATION

           We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the Registration Statement, omits some of the information contained in the Registration Statement, including exhibits. We also file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended.

           You may read and copy the Registration Statement, including exhibits, as well as our reports, proxy statements and other information that we file, at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information filed electronically with the SEC at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

           The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the termination of the offering

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

2.	Our Quarterly Report on Form 10-Q for the three months ended March 31, 2001;

3.	Our Quarterly Report on Form 10-Q for the three months ended June 30, 2001;

4.	Our Quarterly Report on Form 10-Q for the three months ended September 30, 2001;

5.	Our Proxy Statement for the 2001 Annual Meeting of Stockholders;

6.	Our Current Report on Form 8-K, dated November 29, 2001; and

7.	The description of our capital stock contained in our registration statement on Form 8-A filed with the SEC on April 11, 1996, including any amendments or reports filed to update such description.

           You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address:

Marvin Tancer
Chief Financial Officer
Ribozyme Pharmaceuticals, Inc.
2950 Wilderness Place
Boulder, Colorado 80301
(303) 449-6500

           You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Do not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

1,891,526 Shares of Common Stock

575,000 Shares of Common Stock Underlying Warrants

1,142,034 Shares of Common Stock Underlying Series A Preferred Stock

1,223,289 Shares of Common Stock Underlying Series B Preferred Stock

RIBOZYME PHARMACEUTICALS, INC.

PROSPECTUS

December 26, 2001